Exhibit 99.1

TransAlta Reports Outstanding Second Quarter 2021 Results and Increases Annual Guidance

CALGARY, AB, Aug. 10, 2021 /CNW/ -

Second Quarter 2021 Highlights

  Comparable EBITDA(1) of $302 million, an increase of $85 million or 39 per cent compared to the same period in 2020
  Free cash flow ("FCF")(1) of $138 million or $0.51 per share compared to $91 million or $0.33 per share, a 52 per cent increase over the same period in 2020
  Hydro segment delivered $96 million of comparable EBITDA, an increase of $67 million compared to the same period in 2020
  Alberta Thermal segment delivered $85 million of comparable EBITDA, an increase of $55 million compared to the same period in 2020
  Adjusted availability was 84.8 per cent compared to 91.5 per cent for the same period in 2020, largely impacted by planned major maintenance events in the quarter

Other Highlights

  Windrise wind project construction was 88 per cent complete as of June 30, 2021
  Launched 130 MW Garden Plain wind project, 100 MW of which are contracted to Pembina Pipeline Corporation under an 18-year power purchase agreement
  Closed the sale of the Pioneer Pipeline to ATCO Gas and Pipelines Ltd. with net cash proceeds of approximately $128 million, resulting in a gain on sale of $33 million
  Executed a 10-year contract extension at Sarnia with one of its large industrial customers

Subsequent Events & Updates

  Completed another milestone in our phase-out of coal with the completion of the coal-to-gas conversion of Keephills Unit 2
  Reached agreement to construct the 48 MW Northern Goldfields Solar and Storage Project to deliver renewable electricity to BHP Nickel West Pty Ltd. ("BHP")

2021 Revised Outlook

With exceptional year-to-date results, the Company has increased its 2021 outlook as set out below:

  Comparable EBITDA range of $1.1 to $1.2 billion
  FCF range of $440 to $515 million
  Energy Marketing gross margin contribution range of $170 to $200 million

TransAlta Corporation ("TransAlta" or the "Company") (TSX: TA) (NYSE: TAC) today reported its financial results for the three and six months ended June 30, 2021.

"TransAlta continues to deliver outstanding results in 2021.  We exceeded expectations during the second quarter with strong performances from our Alberta Hydro and Thermal fleets.  We are focused on optimizing our Alberta fleet, working to ensure maximum fleet flexibility and high availability during periods of high demand, in order to realize the value of our Alberta generating portfolio.  Our strategic management of our diversified fleet of hydro, wind, energy storage and thermal assets has demonstrated its competitiveness and value in Alberta's merchant market structure," said John Kousinioris, President and Chief Executive Officer. "Our Energy Marketing segment also continues to have a strong year with favourable results across North American markets outside of Alberta.  With these results, we have the confidence to revise upwards our outlook for free cash flow to between $440 and $515 million, exceeding  our previous 2021 guidance range."

Set out below are additional highlights from the quarter as well as more details regarding the Company's financial results, liquidity and financial position.

Financial Results

The Company reported outstanding second quarter 2021 results with comparable EBITDA(1) of $302 million compared to $217 million in the same period of 2020. Funds from operations ("FFO")(1) were $250 million for the quarter compared to $159 million in the same period of 2020.

Comparable EBITDA for the three and six months ended June 30, 2021 increased by $85 million and $175 million, respectively, compared with the same periods in 2020, largely due to higher comparable EBITDA at our Alberta Thermal and Hydro segments which was partially offset by lower performance at the Centralia, North American Gas,  and Wind and Solar segments.  On a year-to-date basis, our Energy Marketing segment also had stronger results compared to 2020. The strong performance of the Hydro and  Alberta Thermal segments was due to higher average merchant prices in the Alberta power market, the expiry of the Alberta power purchase arrangements ("Alberta PPAs"), which resulted in the elimination of the net obligation payments made to the Alberta Balancing Pool in prior periods, and managing to high unit availability during periods of high market demand.

FCF, one of the Company's key financial metrics, totaled $138 million and $267 million, respectively, for the three and six months ended June 30, 2021, an increase of $47 million and  $67 million compared to the same periods in 2020, driven primarily by the higher comparable EBITDA noted above, partially offset by an increase in sustaining capital due to additional planned major maintenance events across the fleet compared to the same periods in 2020, the settlement of provisions, and higher distributions paid to subsidiaries' non-controlling interest.

Operations, maintenance and administration ("OM&A") expenses for the three and six months ended June 30, 2021 increased by $39 million and $16 million, respectively, compared to the same periods in 2020.  During the second quarter of 2021, a writedown of $25 million was recorded on parts and material inventory related to the Highvale mine and coal operations at our gas-converted facilities.  In addition, for the three and six months ended June 30, 2021, variability caused by the total return swap resulted in an unfavourable change of $5 million and a favourable change of $13 million, respectively.  During the first quarter of 2021, we also received a Canada Emergency Wage Subsidy ("CEWS") payment of $8 million. Excluding the impact of the total return swap, CEWS funding and inventory writedown, OM&A expenses were  higher for the  three and six months ended June 30, 2021, compared to the same periods in 2020, primarily due to increased staffing costs for growth and strategic initiatives, settlement of provisions, and higher incentive costs.  As previously committed, the CEWS funding was used to support incremental employment within the Company.

Liquidity and Financial Position

The Company continues to maintain a strong financial position in part due to our long-term contracts and hedged positions. At the end of the second quarter, TransAlta had access to $2.0 billion, including $642 million of cash and cash equivalents.

Alberta Electricity Portfolio

On Dec. 31, 2020, the Alberta PPAs expired and, effective Jan. 1, 2021, the applicable facilities began operating on a fully merchant basis in the Alberta market, forming a core part of our Alberta electricity portfolio optimization activities. The variability in production by facility is driven by the diversity in our fuel types, which enables portfolio management and allows for maximization of operating margins. The Alberta portfolio includes hydro, wind, energy storage and thermal units. A portion of the baseload generation in the portfolio is hedged to provide cash flow certainty.

In the six months ended June 30, 2021, the Hydro and Alberta Thermal segments achieved realized power prices of $128 per MWh and $91 per MWh, respectively, compared to the Alberta spot price which averaged $100 per MWh. The Company was able to benefit during higher-priced periods by optimizing dispatch in the hydro and thermal fleet, ensuring high availability during peak demand while our hedged positions at Alberta Thermal minimized unfavourable market pricing during lower-priced hours in the quarter.

2021 Outlook

The Company is revising its 2021 outlook with comparable EBITDA estimated to be between $1.1 and $1.2 billion. The midpoint of the range represents a 13 per cent increase over the Company's previous 2021 outlook.

The Company expects sustaining capital to be in the elevated range of $200 million to $225 million. This is driven by final revisions to the maintenance capital for the planned outages at Alberta Thermal and Hydro and the acceleration of the acquisition of a critical spare for customer and contractual reliability management.

FCF is now expected to be between $440 and $515 million. The midpoint of the range represents a 22 per cent increase over the Company's previous 2021 outlook.

The following table provides additional details pertaining to our 2021 outlook:

Measure (C$ millions unless otherwise noted)	Revised Outlook	Previous Outlook
Comparable EBITDA	$1,100 to $1,200	$960 to $1,080
FCF	$440 to $515	$340 to $440

Range of key power price assumptions:

Market	Power Prices ($/MWh)	Power Prices ($/MWh)
Alberta Spot	$80 to $100	$58 to $68
Mid-C Spot (US$)	$45 to $55	$25 to $35

Other assumptions relevant to 2021 financial outlook:

Sustaining capital	$200 to $225	$175 to $210

Energy marketing gross margin	$170 to $200	$90 to $110

Other Activities

Northern Goldfields Solar and Storage Project

On July 29, 2021, TransAlta Renewables Inc. ("TransAlta Renewables") announced that Southern Cross Energy, a subsidiary of the Company and an entity in which TransAlta Renewables owns an indirect economic interest, had reached an agreement to provide BHP with renewable electricity to its Goldfields-based operations through the construction of the Northern Goldfields Solar and Storage Project. The project comprises the 27 MW Mount Keith Solar Farm, 11 MW Leinster Solar Farm, 10 MW/5MWh Leinster battery energy storage system and interconnecting transmission infrastructure, all of which will be integrated into our 169 MW Southern Cross Energy North remote network in Western Australia. Construction activities are scheduled to start in the fourth quarter of 2021 with completion of the projects expected in the second half of 2022. Total construction capital of the project is estimated at approximately AU$73 million.  The project is expected to contribute between $8 and $9 million of annual EBITDA.

Garden Plain Wind Project

On May 3, 2021, the Company announced that it entered into a long-term power purchase agreement ("PPA") with Pembina Pipeline Corporation ("Pembina") pursuant to which Pembina has contracted for the renewable electricity and environmental attributes of 100 MW of the 130 MW Garden Plain wind project ("Garden Plain"). Under a separate agreement, Pembina has the option to purchase an approximate 38 per cent interest in the project (49 per cent of the project associated with the PPA). The option must be exercised no later than 30 days after the commercial operational date. TransAlta will remain the operator of the facility and earn a management fee if Pembina exercises this option. Garden Plain will be located approximately 30 km north of Hanna, Alberta. Construction activities are scheduled to start in fall 2021 with completion of the project expected in the second half of 2022. Total construction capital of the project is estimated at approximately $195 million.  The project is expected to contribute between $14 and $18 million of annual EBITDA.

Windrise Wind

Construction activities on the Windrise wind project continue to advance with all appropriate procedures in place to protect the construction team during the COVID-19 pandemic. All major equipment has been delivered to site and turbine erection activities are ongoing. The project has advanced significantly and, as at the end of June 2021, was approximately 88 per cent complete. The main transmission line was energized on June 10 and the project is tracking to be completed during the second half of 2021.

Conversion to Gas

During the first half of 2021, we completed the conversion to gas at Sundance Unit 6 and our non-operated Sheerness Unit 1 completed its conversion to gas, resulting in both units now running solely on gas. On July 19, 2021, we announced the completion of the conversion to gas at Keephills Unit 2 with a total spend of $35 million.

The Keephills Unit 3 conversion to gas is planned to begin at the end of the third quarter of 2021. We continue to progress our off-coal transition plan and are on track to eliminate coal as a fuel source in Alberta by the end of 2021.

We continue to evaluate and assess the Sundance 5 repowering project in light of escalating costs, the changing supply and demand dynamics in the Alberta market as well as the evolving regulatory environment. We have completed an additional competitive tendering process for the engineering, procurement and construction contract and are now reviewing those bids and as well as the  overall Sundance 5 repowering  project costs.

Sarnia Recontracting

On May 12, 2021, the Company executed an Amended and Restated Energy Supply Agreement with one of its large industrial customers at the Sarnia cogeneration facility which provides for the supply of electricity and steam.  This agreement will extend the term of the original agreement from Dec. 31, 2022 to Dec. 31, 2032. The agreement provides that if the Company is unable to enter into a new contract with the Ontario Independent Electricity System Operator ("IESO") or enter into agreements with its other industrial customers at the Sarnia cogeneration facility that extend past Dec. 31, 2025, then this agreement will automatically terminate on Dec. 31, 2025. The current contract with the IESO in respect of the Sarnia cogeneration facility expires on Dec. 31, 2025. The Company is in active discussions with the three other existing industrial off-takers regarding extensions to their supply of electricity and steam from the Sarnia cogeneration facility on comparable terms.  On July 19, 2021, the IESO released its Annual Acquisition Report which included draft details for mid and long-term procurement mechanisms for capacity for 2026 and beyond for existing and new generation. The Company will participate in the consultation process, seeking to secure a contract extension for the Sarnia cogeneration facility following the end of the current IESO contract.

COVID-19 Response Update

The World Health Organization declared a Public Health Emergency of International Concern relating to COVID-19 on Jan. 30, 2020, which they subsequently declared, on March 11, 2020, as a global pandemic.

The Company continues to operate under its business continuity plan and has adopted local public health authority and government guidelines in all  jurisdictions in which we operate to promote the health and safety of all employees and contractors.  All of TransAlta's offices and sites follow health screening and social distancing protocols, including the use of personal protective equipment. Further, TransAlta maintains travel limitations that are aligned to local jurisdictional guidance, enhanced cleaning procedures, revised work schedules, contingent work teams and the reorganization of processes and procedures to minimize any workplace transmission of the virus.

All facilities continue to remain fully operational and are capable of meeting our customers' needs. The Company continues to work and serve all of our customers and counterparties under the terms of their contracts. We have not experienced interruptions to service requirements due to COVID-19. Electricity and steam supply continue to remain a critical service requirement to all of our customers and have been deemed an essential service in our jurisdictions.

The Company continues to maintain a strong financial position due in part to its long-term contracts and hedged positions and its ample financial liquidity.

Segment Results

Second Quarter 2021 Segmented Results Comparable EBITDA (C$ millions)	3 Months Ended		6 Months Ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
Hydro	96	29	173	55
Wind and Solar	55	61	131	135
North American Gas	18	27	53	56
Australian Gas	31	29	63	59
Alberta Thermal	85	30	128	74
Centralia	14	27	26	60
Energy Marketing	27	28	70	41
Corporate	(24)	(14)	(32)	(43)
Total Comparable EBITDA(1)	302	217	612	437
  Hydro: Comparable EBITDA for the three and six months ended June 30, 2021, increased by $67 million and $118 million, respectively, compared with the same periods in 2020. With strong availability during periods of market volatility, the Company was able to capture higher energy and ancillary service revenues.
  Wind and Solar: Comparable EBITDA for the three and six months ended June 30, 2021, decreased by $6 million and $4 million, respectively, compared with the same periods in 2020, primarily due to lower production and lower gains on foreign exchange, which was partially offset by the new Skookumchuck facility and higher pricing in Alberta.
  North American Gas: Comparable EBITDA for the three and six months ended June 30, 2021, decreased by $9 million and $3 million, respectively, compared to the same periods in 2020, primarily due to unplanned outage events at Sarnia. The decrease was partially offset by the May 2020 acquisition of the Ada facility and higher realized pricing in Alberta.
  Australian Gas: Comparable EBITDA for the three and six months ended June 30, 2021, increased by $2 million and $4 million, respectively, compared with the same periods in 2020. The increase was mainly due to the strengthening of the Australian dollar relative to the Canadian dollar.
  Alberta Thermal: Comparable EBITDA for the three and six months ended June 30, 2021, increased by $55 million and $54 million, respectively, compared to the same periods in 2020. Higher availability during periods of tight market conditions and higher Alberta pricing was partially offset by increases in fuel and carbon compliance costs.
  Centralia: Comparable EBITDA for the three and six months ended June 30, 2021, decreased by $13 million and $34 million, respectively, compared with the same periods in 2020 primarily due to outages occurring during periods of higher merchant pricing partially offset by lower OM&A costs.
  Energy Marketing: Comparable EBITDA for three months ended June 30, 2021 was consistent with the same period in 2020. Comparable EBITDA for six months ended June 30, 2021 increased by $29 million, compared to the same period in 2020, due to favourable short-term trading of both physical and financial power and gas products across all North American markets.
  Corporate: Corporate overhead costs for the three months ended June 30, 2021, increased by $10 million compared to the same period in 2020, primarily due to realized losses from the the total return swap, additional legal fees and dispute settlement costs. Corporate costs for the six months ended June 30, 2021 decreased by $11 million, compared to the same period in 2020, primarily due to the receipt of CEWS funding and realized gains from the total return swap, partially offset by higher legal fees, dispute settlement costs and higher staffing costs. A portion of the settlement costs of our employee share-based payment plans is hedged by entering into total return swaps, which are cash settled every quarter.

Consolidated Financial Highlights

Net loss attributable to common shareholders, for the three and six months ended June 30, 2021 was $12 million and $42 million, respectively, compared to net losses of $60 million and $33 million, respectively, in the same periods in 2020. For the three and six months ended June 30, 2021, net earnings increased by $48 million and decreased by $9 million, respectively, from the same periods in 2020, as a result of higher comparable EBITDA, the gain on the sale of the Pioneer Pipeline and lower depreciation, which was partially offset by higher income tax. In the six-month period ended June 30, 2021, earnings were additionally impacted by an increase in finance lease income and higher foreign exchange changes, which was offset by greater asset impairments than in the same period in 2020.

Total year-to-date sustaining capital expenditure of $100 million was $45 million higher compared to 2020 primarily due to higher planned major maintenance across the segments.

Second Quarter 2021 Highlights

In C$ millions, unless otherwise stated	3 Months Ended		6 Months Ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
Comparable EBITDA(1)	$302	$217	$612	$437
Free cash flow(1)	$138	$91	$267	$200
Adjusted availability (%)(2)	84.8	91.5	86.7	92.2
Production (GWh)	4,688	4,607	10,229	11,093
Revenues	$619	$437	$1,261	$1,043
Fuel and purchased power(3)	$212	$116	$455	$309
Carbon compliance(3)	$42	$35	$92	$80
Operations, maintenance and administration	$151	$112	$256	$240
Net loss attributable to common shareholders	$(12)	$(60)	$(42)	$(33)
Cash flow from operating activities	$80	$121	$337	$335
Funds from operations(1)	$250	$159	$461	$331
Net loss per share attributable to common shareholders, basic and diluted	$(0.04)	$(0.22)	$(0.16)	$(0.12)
Funds from operations per share(1)	$0.92	$0.58	$1.70	$1.20
Free cash flow per share(1)	$0.51	$0.33	$0.99	$0.72
Dividends declared per common share(4)	$0.0450	$0.0425	$0.0450	$0.0850
Dividends declared per preferred share(5)	$0.2536	$0.2533	$0.2536	$0.5123

TransAlta is in the process of filing its unaudited interim Consolidated Financial Statements and accompanying notes, as well as the associated Management's Discussion & Analysis ("MD&A"). These documents will be available August 10, 2021 on the Investor Centre of TransAlta's website at www.transalta.com or through SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml.

Notes

(1) These items are not defined under IFRS. Presenting these items from period to period provides management and investors with the ability to evaluate earnings trends more readily in comparison with prior periods' results. Refer to the Comparable EBITDA, Funds from Operations and Free Cash Flow and Earnings and Discussion of Consolidated Financial Results  sections of the MD&A for further discussion of these items, including, where applicable, reconciliations to measures calculated in accordance with IFRS.

(2) Prior period adjusted availability has been revised to include the Hydro segment.

(3)  In the first and second quarters of 2021, carbon compliance costs have been reclassified from fuel and purchase power costs and disclosed separately. Prior periods have been adjusted for comparative purposes.

(4) No dividends were declared in the first quarter of 2021 as the quarterly dividend related to the period was declared in December 2020.

(5) Weighted average of the Series A, B, C, E, and G preferred share dividends declared. Dividends declared vary year over year due to timing of dividend declarations.

Conference call

TransAlta will hold a conference call and webcast at 9:00 a.m. MT (11:00 a.m. ET) today, August 10, 2021, to discuss our second quarter 2021 results. The call will begin with a short address by John Kousinioris, President and Chief Executive Officer, and Todd Stack, Executive Vice President, Finance and Chief Financial Officer, followed by a question and answer period for investment analysts and investors. A question and answer period for the media will immediately follow.

Second Quarter 2021 Conference Call:
Toll-free North American participants call: 1-888-664-6392

Webcast link: https://produceredition.webcasts.com/starthere.jsp?ei=1481658&tp_key=fe2b22408

Related materials will be available on the Investor Centre section of TransAlta's website at http://www.transalta.com/investors/events-and-presentations. If you are unable to participate in the call, the instant replay is accessible at 1-888-390-0541 (Canada and USA toll free) with TransAlta passcode 902288 followed by the # sign. A transcript of the broadcast will be posted on TransAlta's website once it becomes available.

About TransAlta Corporation:

TransAlta owns, operates and develops a diverse fleet of electrical power generation assets in Canada, the United States and Australia with a focus on long-term shareholder value. TransAlta provides municipalities, medium and large industries, businesses and utility customers with clean, affordable, energy efficient and reliable power. Today, TransAlta is one of Canada's largest producers of wind power and Alberta's largest producer of hydroelectric power. For over 100 years, TransAlta has been a responsible operator and a proud community-member where its employees work and live. TransAlta aligns its corporate goals with the UN Sustainable Development Goals and has been recognized by CDP (formerly Climate Disclosure Project) as an industry leader on Climate Change Management, having recently achieved an A- score.

For more information about TransAlta, visit our web site at transalta.com.

Cautionary Statement Regarding Forward-Looking Information

This news release contains forward-looking statements, including statements regarding the business and anticipated financial performance of the Company that are based on the Company's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "expects", "plans", "will", "develop", "continue", and similar expressions suggesting future events or future performance. In particular, this news release contains forward-looking statements, pertaining to, without limitation, the following: the potential impact of COVID-19 on the Company and the actions to be undertaken by the Company in response to the COVID-19 pandemic;  the conversion of Keephills Unit 3 and the timing thereof; the repowering of Sundance Unit 5; the Windrise wind project and the timing for commercial operation; the Northern Goldfields Solar and Storage Project and the Garden Plain wind project, including the timing and cost thereof and expected contributions to EBITDA; financial outlooks, including the revised outlook for Comparable EBITDA, FCF and Energy Marketing's contributions to gross margin; sustaining capital spend of $200 million to $225 million in 2021; the recontracting of the Sarnia facility; and the optimization of the Alberta fleet, including through flexibility and high availability. The forward-looking statements contained in this news release are based on many assumptions, including, but not limited to, an Alberta spot price of $80 to $100/MWh and Mid-C pricing of between $45 and $55/MWh.  The forward-looking statements are also subject to a number of significant risks and uncertainties that could cause actual plans, performance, results or outcomes to differ materially from current expectation. Factors that may adversely impact what is expressed or implied by the forward-looking statements contained in this news release include risks relating to: the impact of COVID-19, such as more restrictive directives of government and public health authorities, reduced labour availability, inability to staff the Company's construction and operating activities, or disruptions to the Company's supply chain; impairments and/or write-downs of assets; adverse impacts on the Company's information technology systems and the Company's internal control systems; the price of electricity in Alberta or Mid-C differing significantly from those assumptions noted above; operational risks involving the Company's facilities, including unplanned outages at such facilities; losses from Energy Marketing, including due to unanticipated volatility; adverse regulatory developments; disruptions in the transmission and distribution of electricity; the effects of weather and other climate-related risks; disruptions in the source of water, wind, solar, coal or gas resources required to operate our facilities; natural disasters; equipment failure and our ability to carry out repairs in a cost-effective or timely manner; decreases to the Company's relative efficiency and capacity factors; and greater competition and other industry risks.  The foregoing risk factors, among others, are described in further detail in the Company's Management's Discussion and Analysis and Annual Information Form for the year ended Dec. 31, 2020, which are available on SEDAR at www.sedar.com. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect the Company's expectations only as of the date of this news release. The purpose of the financial outlooks contained herein are to give the reader information about management's current expectations and plans and readers are cautioned that such information may not be appropriate for other purposes. The Company disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Note: All financial figures are in Canadian dollars unless otherwise indicated.

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SOURCE TransAlta Corporation

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For further information: Investor Inquiries: Phone: 1-800-387-3598 in Canada and U.S., Email: investor_relations@transalta.com; Media Inquiries: Phone: 1-855-255-9184, Email: ta_media_relations@transalta.com

CO: TransAlta Corporation

CNW 07:18e 10-AUG-21